Exhibit (a)(5)(C)

Joint News Release

Lonza commences tender offer to acquire all of the outstanding shares of Arch Chemicals, Inc. for USD 47.20 per share

Basel, Switzerland, and Norwalk, CT (USA), 15 July 2011 – Lonza Group Ltd (SIX: LONN) today announced that an indirect wholly owned subsidiary of Lonza, LG Acquisition Corp., has commenced the previously announced offer to acquire all of the outstanding shares of common stock of Arch Chemicals, Inc. (NYSE:ARJ) at a price of USD 47.20 per share, net to the seller in cash, without interest and less any required withholding of taxes. Lonza and Arch Chemicals announced on 11 July 2011 the signing of a definitive merger agreement pursuant to which the tender offer would be made.

The board of directors of Arch Chemicals has unanimously approved the terms of the merger agreement and recommended that Arch Chemicals shareholders tender their shares pursuant to the tender offer.

Today, Lonza and LG Acquisition Corp. are filing a tender offer statement on Schedule TO (including an offer to purchase, form of letter of transmittal and related tender offer documents) with the U.S. Securities and Exchange Commission (the “SEC”), and Arch Chemicals is filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on August 11, 2011, unless the tender offer is extended or earlier terminated in accordance with the terms of the merger agreement and the applicable rules and regulations of the SEC. Any extension of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled expiration date.

The closing of the tender offer is subject to customary terms and conditions, including the tender of more than two-thirds of Arch Chemicals’ outstanding shares of common stock (on a fully diluted basis), the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period and the consent of European-based antitrust regulatory authorities. The definitive merger agreement provides for the parties to effect a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer (other than shares then owned by subsidiaries of Arch Chemicals or shares then owned by Lonza or any of its subsidiaries) being converted into the right to receive USD 47.20 per share, net to the holder in cash, without interest and less any required withholding of taxes.

MacKenzie Partners, Inc. is the information agent for the tender offer.

For further Information

Lonza Group Ltd
Head Corporate Communications	Investor Relations	Media Relations
Dominik Werner	Dirk Oehlers	Melanie Disa
Tel +41 61 316 8798	Tel +41 61 316 8540	Tel +1 201 316 9413
Fax +41 61 316 9798	Fax +41 61 316 9540	Fax +1 201 696 3533
dominik.werner@lonza.com	dirk.oehlers@lonza.com	melanie.disa@lonza.com

Arch Chemicals, Inc.

Investor Relations & Corporate Communications

Mark E. Faford

Tel +1 203 229 3820

Fax +1 203 229 3507

mefaford@archchemicals.com

About Lonza

Lonza is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Products and services span its customers’ needs from research to final product manufacture. It is the global leader in the production and support of active pharmaceutical ingredients both chemically as well as biotechnologically. Biopharmaceuticals are one of the key growth drivers of the pharmaceutical and biotechnology industries. Lonza has strong capabilities in large and small molecules, peptides, amino acids and niche bioproducts which play an important role in the development of novel medicines and healthcare products. In addition, Lonza is a leader in cell-based research, endotoxin detection and cell therapy manufacturing. Furthermore, the company is a leading provider of value chemical and biotech ingredients to the nutrition, hygiene, preservation, agro and personal care markets.

Lonza is headquartered in Basel, Switzerland and is listed on the SIX Swiss Exchange. In 2010, the company had sales of CHF 2.680 billion. Further information can be found at http://www.lonza.com.

About Arch Chemicals

Headquartered in Norwalk, Connecticut (USA), Arch Chemicals, Inc. is a global Biocides company with annual sales of over USD 1 billion. Arch and its subsidiaries provide innovative, chemistry-based and related solutions to destroy or to selectively inhibit the growth of harmful microorganisms. The Company is concentrated in the areas of water treatment, personal care, health and hygiene, industrial preservation and protection, and wood treatment. Arch Chemicals operates in two segments: Biocides Products and Performance Products. Together with its subsidiaries, Arch has approximately 3,000 employees and manufacturing and customer-support facilities in North and South America, Europe, Asia, Australia and Africa. For more information, visit the Company’s Web site at http://www.archchemicals.com.

Additional Information

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. LG Acquisition Corp. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and

Arch Chemicals will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Arch Chemicals shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals shareholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that LG Acquisition Corp. files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com. In addition, the tender offer solicitation/recommendation statement and other documents filed by Arch Chemicals with the SEC may be obtained from Arch Chemicals free of charge by directing a request to mefaford@archchemicals.com.

Forward-Looking Statements: Statements in this press release regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in Arch Chemicals’ Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. Except as otherwise required by law, Arch Chemicals disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.